                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
     RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. )*


                                 Pemstar Inc.
                ----------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                ----------------------------------------------
                        (Title of Class of Securities)

                                  706552 10 6
                ----------------------------------------------
                                (CUSIP Number)

                                Jennifer Marre
                         Vice President and Secretary
                         Lehman Brothers Holdings Inc.
                      3 World Financial Center, 7th Floor
                              New York, NY 10285
                                (212) 526-2728
                ----------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 11, 2000
                ----------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                              Page 1 of 31 Pages

---------------------                                    ---------------------
CUSIP NO. 706552 10 6                 13D                  Page 2 of 31 Pages
          -----------                                           -    --
---------------------                                    ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3216325

      Lehman Brothers Holdings Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)
 5                                                                         [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            4,959,903

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,959,903

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,959,903

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      18.42%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      HC/CO
------------------------------------------------------------------------------

---------------------                                    ---------------------
CUSIP NO. 706552 10 6                 13D                  Page 3 of 31 Pages
          -----------                                           -    --
---------------------                                    ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-2518466

      Lehman Brothers Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)
 5                                                                         [X]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            4,959,903

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,959,903

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,959,903

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      18.42%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      BD/CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                    ---------------------
CUSIP NO. 706552 10 6                 13D                  Page 4 of 31 Pages
          -----------                                           -    --
---------------------                                    ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-2741778

      LB I Group Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)
 5                                                                         [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            4,959,903

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,959,903

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,959,903

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      18.42%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      HC/CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                    ---------------------
CUSIP NO. 706552 10 6                 13D                  Page 5 of 31 Pages
          -----------                                           -    --
---------------------                                    ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4055760

      Lehman Brothers Venture Capital Partners I, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)
 5                                                                         [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            366,906

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             366,906

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      366,906

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.36%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                    ---------------------
CUSIP NO. 706552 10 6                 13D                  Page 6 of 31 Pages
          -----------                                           -    --
---------------------                                    ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4053690

      Lehman Brothers Venture Associates Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)
 5                                                                         [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            613,158

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             613,158

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      613,158

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.28%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                    ---------------------
CUSIP NO. 706552 10 6                 13D                  Page 7 of 31 Pages
          -----------                                           -    --
---------------------                                    ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4098280

      Lehman Brothers Venture GP Partnership L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)
 5                                                                         [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            613,158

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             613,158

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      613,158

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.28%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                    ---------------------
CUSIP NO. 706552 10 6                 13D                  Page 8 of 31 Pages
          -----------                                           -    --
---------------------                                    ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4055753

      Lehman Brothers Venture Partners L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)
 5                                                                         [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            613,158

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             613,158

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      613,158

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.28%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                    ---------------------
CUSIP NO. 706552 10 6                 13D                  Page 9 of 31 Pages
          -----------                                           -    --
---------------------                                    ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4098283

      Lehman Brothers 1999 Venture GP Partnership L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)
 5                                                                         [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,333,332

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,333,332

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,333,332

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.95%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                    ---------------------
CUSIP NO. 706552 10 6                 13D                 Page 10 of 31 Pages
          -----------                                          --    --
---------------------                                    ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4066168

      Lehman Brothers VC Partners L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)
 5                                                                         [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,333,332

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,333,332

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,333,332

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.95%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                    ---------------------
CUSIP NO. 706552 10 6                 13D                 Page 11 of 31 Pages
          -----------                                          --    --
---------------------                                    ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4036790

      Lehman Brothers MBG Venture Capital Partners 1998 (A) L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)
 5                                                                         [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            87,807

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             87,807

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      87,807

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      .33%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                    ---------------------
CUSIP NO. 706552 10 6                 13D                 Page 12 of 31 Pages
          -----------                                          --    --
---------------------                                    ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4036792

      Lehman Brothers MBG Venture Capital Partners 1998 (B) L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)
 5                                                                         [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,620

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,620

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,620

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      .006%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                    ---------------------
CUSIP NO. 706552 10 6                 13D                 Page 13 of 31 Pages
          -----------                                          --    --
---------------------                                    ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4036793

      Lehman Brothers MBG Venture Capital Partners 1998 (C) L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)
 5                                                                         [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            9,996

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             9,996

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      9,996

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      .037%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer

     This Statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Pemstar Inc., a Minnesota corporation ("Pemstar"). The address of the principal executive offices of Pemstar is 3535 Technology Drive N.W. , Rochester, Minnesota 55901.

Item 2.   Identity and Background

     This statement is filed on behalf of the following entities, which are collectively referred to as the "Reporting Persons" in this Statement:


Lehman Brothers Holding Inc., a Delaware corporation ("Holdings"),
     3 World Financial Center
     200 Vesey Street
     New York, NY 10285

Holdings, through its domestic and foreign subsidiaries, is a full line securities firm and is the parent of Lehman Brothers Inc.


Lehman Brothers Inc., a Delaware corporation ("LBI"),
     3 World Financial Center
     200 Vesey Street
     New York, NY 10285

LBI is a wholly owned subsidiary of Holdings and is the parent of LB I Group
Inc.

LB I Group Inc., a Delaware corporation ("LB I Group")
     3 World Financial Center
     200 Vesey Street
     New York, NY 10285

LB I Group is a wholly owned subsidiary of LBI, is the parent of Lehman Brothers Venture Associates Inc., and is the General Partner of Lehman Brothers Venture Capital Partners I, L.P., Lehman Brothers 1999 Venture GP Partnership L.P., Lehman Brothers MBG Venture Capital Partners 1998 (A) L.P., Lehman Brothers MBG Venture Capital Partners 1998 (B) L.P., and Lehman Brother MBG Venture Capital Partners 1998 (C) L.P.

Lehman Brothers Venture Capital Partners I, L.P., a Delaware limited partnership ("LB VCP I").
     3 World Financial Center
     200 Vesey Street
     New York, NY 10285

LB VCP I is a limited partnership, the General Partner of which is LB I Group.

                              Page 14 of 31 Pages

Lehman Brothers Venture Associates Inc., Delaware corporation ("LB VA").
     3 World Financial Center
     200 Vesey Street
     New York, NY 10285

LB VA is a wholly owned subsidiary of LB I Group and is the General Partner of Lehman Brothers Venture GP Partnership L.P.

Lehman Brothers Venture GP Partnership L.P., a Delaware limited partnership ("LB VGPP").
     3 World Financial Center
     200 Vesey Street
     New York, NY 10285

LB VGPP is a limited partnership, the General Partner of which is LB VA. LB VGPP is the General Partner of Lehman Brothers Venture Partners, L.P.

Lehman Brothers Venture Partners, L.P., a Delaware limited partnership ("LB
VP").
     3 World Financial Center
     200 Vesey Street
     New York, NY 10285

LB VP is a limited partnership, the general partner of which is LB VGPP.

Lehman Brothers 1999 Venture GP Partnership L.P., a Delaware limited partnership ("LB 1999 VGPP").
     3 World Financial Center
     200 Vesey Street
     New York, NY 10285

LB 1999 VGPP is a limited partnership, the General Partner of which is LB I Group. LB 1999 VGPP is the General Partner of Lehman Brothers VC Partners L.P.

Lehman Brothers VC Partners L.P., a Delaware limited partnership ("LB VCP").
     3 World Financial Center
     200 Vesey Street
     New York, NY 10285

LB VCP is a limited partnership, the general partner of which is LB 1999 VGPP.

Lehman Brothers MBG Venture Capital Partners 1998 (A) L.P., a Delaware limited partnership ("MBG (A)")
     3 World Financial Center
     200 Vesey Street
     New York, NY 10285

MBG (A) is a limited partnership, the general partner of which is LB I Group.

                              Page 15 of 31 Pages

Lehman Brothers MBG Venture Capital Partners 1998 (B) L.P., a Delaware limited partnership ("MBG (B)")
     3 World Financial Center
     200 Vesey Street
     New York, NY 10285

MBG (B) is a limited partnership, the general partner of which is LB I Group.

Lehman Brothers MBG Venture Capital Partners 1998 (C) L.P., a Delaware limited partnership ("MBG (C)")
     3 World Financial Center
     200 Vesey Street
     New York, NY 10285

MBG (C) is a limited partnership, the general partner of which is LB I Group.

The names, residence or business address, citizenships and present principal occupations or employment of the senior executive officers and directors of the Reporting Persons are set forth in Appendix A hereto.

Neither the Reporting Persons nor to the best knowledge of the Reporting Persons nor any of the persons listed in Appendix A hereto have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Appendix B attached hereto and incorporated herein by reference has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons may be deemed to constitute a "group" for the purposes of
Section 13(d)(3) of the Act as a result of such Reporting Persons being persons associated with Lehman Brothers Holdings Inc., a Delaware corporation, and LB I Group Inc., which are holding companies. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Statement as Exhibit B (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(f)(1) under the Securities Exchange Act of 1934.

Item 3.   Source and Amount of Funds or Other Consideration

See Item 4.

Item 4.   Purpose of Transaction

     On August 7, 2000, Pemstar executed an underwriting agreement relating to an initial public offering of 8,400,000 shares of Common Stock (the "IPO"). Immediately prior to the closing of the IPO, the Reporting Persons beneficially owned an aggregate of 300,000 shares of Common Stock of Pemstar (the "Common Stock"), 553,301 shares of Series A Convertible Preferred Stock of Pemstar (the "Series A Preferred"), and 1,000,000 shares of Series B Preferred Stock of Pemstar (the "Series B Preferred"). LB I Group owned 300,000 shares of Common Stock, 520,160 shares of

                              Page 16 of 31 Pages

Series A Preferred and 228,868 shares of Series B Preferred; LB VCP I owned 122,302 shares of Series B Preferred; LB VP owned 204,386 shares of Series B Preferred; LB VCP owned 444,444 shares of Series B Preferred; MBG (A) owned 29,269 shares of Series A Preferred; MBG (B) owned 540 shares of Series A Preferred and MBG (C) owned 3,332 shares of Series A Preferred.

     The holders of the Series A Preferred purchased such shares from Pemstar in February and March 1998 for a purchase price of $15.00 per share. The holders of the Series B Preferred purchased such shares from Pemstar in June 1999 for a purchase price of $18.00 per share. LB I Group purchased the 300,00 shares of Common Stock from certain shareholders of Pemstar in October 1998 at a purchase price of $15 per share. The source of funds for such purchases with respect to the partnerships was from capital contributions from the partners of such purchasers and the source of funds for such purchases with respect to LB I Group was from working capital.

     Effective upon the closing of the IPO on August 11, 2000, each share of Series A Preferred and each share of Series B Preferred were automatically converted into three shares of Common Stock. As a result, LB I Group received 2,247,084 shares of Common Stock, LB VCP I received 366,906 shares of Common Stock, LB VP received 613,158 shares of Common Stock, LB VCP received 1,333,332 shares of Common Stock, MBG (A) received 87,807 shares of Common Stock, MBG (B) received 1,620 shares of Common Stock, and MBG (C) received 9,996 shares of Common Stock.

     Michael J. Odrich, a Director of Pemstar, is also a Managing Director of LBI and may be deemed to have beneficial ownership of shares of Common Stock held by LBI. Mr. Odrich disclaims beneficial ownership of all such shares.

     As of August 11, 2000, the Reporting Persons beneficially owned an aggregate of 4,959,903 shares, or 18.42%, of the Common Stock. Holdings, parent of LBI; LBI, parent of LB I Group; LB I Group, parent of LB VA and General Partner of LB VCP I, LB 1999 VGPP, MBG (A), MBG (B) and MBG (C); LB VA, General Partner of LB VGPP; LB VGPP, General Partner of LB VP; and LB 1999 VGPP, General Partner of LB VCP, are deemed indirect beneficial owners of such shares.

     Pursuant to the Underwriting Agreement, Lehman Brothers Inc. received customary and usual compensation, indemnification and contribution from Pemstar as an underwriter and lead manager of the IPO.

     The Reporting Persons intend to continually evaluate the business, prospects and financial condition of Pemstar, the market for the Common Stock, other opportunities available to the Reporting Persons, general economic conditions, money and stock market conditions and other factors and future developments which the Reporting Persons may deem relevant from time to time. Depending on same factors, the Reporting Persons may decide to sell all or part of the shares they hold. Any such acquisition or disposition of Common Stock may be effected through open market or privately negotiated transactions, or otherwise.

     Except as set forth in this Item 4, the Reporting Persons do not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer

     (a)  See Item 4;

     (b) The Reporting Persons have sole power to vote and dispose of all the shares of Common Stock.

                              page 17 of 31 Pages

     (c) LBI and other affiliates in the ordinary course of business as broker dealers, may have purchased and sold shares of Common Stock on behalf of their customers.

     (d) Neither the Reporting Persons nor to the best knowledge of the Reporting Persons nor any of the persons listed in Appendix A hereto know of any other person who has the right to receive or the power to direct the receipt of, any shares of Common stock beneficially owned by the Reporting Persons, other than customers of Lehman Brothers over whose shares Lehman Brothers may have investment discretion.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See Item 4.

     Michael J. Odrich is a Managing Director of LBI.

     LB I Group, LB VP, LB VCP I, LB VCP, MBG (A), MBG (B), and MBG (C) are entitled to rights with respect to the registration of 4,659,903 shares of Common Stock under the Securities Act of 1933 (the "Securities Act"). Under the terms of an agreement between Pemstar and those investors, including LB I Group, LB VP, LB VCP I, LB VCP, MBG (A), MBG (B), and MBG (C), who purchased shares of the Series A Preferred and the Series B Preferred (the "Registrable Securities"), the holders of at least 35% of the Registrable Securities may require that Pemstar file a registration under the Securities Act with respect to their shares of Common Stock after the earlier of February 12, 2001, or the six month anniversary of the effective date of the IPO, so long as the total offering price of the shares to the public under such registration statement is at least $10 million. Pemstar is only be required to file two registration statements in response to a request for registration by the holders of Registrable Securities. Pemstar may postpone the filing of a registration statement for up to ninety days in any twelve month period if Pemstar determines that the filing would be seriously detrimental to it and its shareholders. Further, holders of the Registrable Securities may require Pemstar on two occasions within any twelve-month period to file additional registration statements on Form S-3 at Pemstar's expense. In addition, in the event that Pemstar decides to register its securities, it is required to include in its registration statement the Registrable Securities of any holder who so requests. These rights are subject to the right of the underwriters of an offering to limit the number of shares included in that registration under certain circumstances. The expenses incurred in such registrations will be borne by Pemstar.

     The registration rights described above will expire with respect to any holder of Registrable Securities of such holder can sell all if its shares in a three-month period under Rule 144 of the Securities Act. In any event, the registration rights described above will expire five years after the IPO is completed. Holders of Registrable Securities, including LB I Group, LB VP, LB VCP I, LB VCP, MBG (A), MBG (B), and MBG (C), have agreed not to exercise their registration rights for a period of 180 days following the date of the prospectus relating to the IPO.

Item 7.   Material to be Filed as Exhibits

     Exhibit A:     Form of Underwriting Agreement among Pemstar and the
Underwriters named therein, incorporated by reference as Exhibit 1.1 to Pemstar's Registration Statement of Form S-1 (Registration File No. 333-37162).

     Exhibit B:     Joint Filing Agreement, dated August 19, 2000, between
Lehman Brothers Holdings Inc., Lehman Brothers Inc., LB I Group Inc., Lehman Brothers Venture Capital Partners I, L.P., Lehman Brothers Venture Associates Inc., Lehman Brothers Venture GP Partnership, L.P.,

                              Page 18 of 31 Pages

Lehman Brothers Venture Partners, L.P., Lehman Brothers 1999 Venture GP Partnership L.P., Lehman Brothers VC Partners L.P., Lehman Brothers MBG Venture Capital Partners 1998 (A) L.P., Lehman Brothers MBG Venture Capital Partners 1998 (B) L.P., Lehman Brothers MBG Venture Capital Partners 1998 (C) L.P.

                              Page 19 of 31 Pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2000

                              LEHMAN BROTHERS HOLDINGS INC.

                              By:  /s/ Jennifer Marre
                                   ---------------------------------------------
                                   Name:   Jennifer Marre
                                   Title:  Vice President and Secretary

                              LEHMAN BROTHERS INC.

                              By:  /s/ Jennifer Marre
                                   ---------------------------------------------
                                   Name:   Jennifer Marre
                                   Title:  Senior Vice President and Secretary

                              LB I GROUP INC.

                              By:  /s/ Jennifer Marre
                                   ---------------------------------------------
                                   Name:   Jennifer Marre
                                   Title:  Secretary

                              LEHMAN BROTHERS VENTURE CAPITAL PARTNERS I, L.P.

                              By:  /s/ Jennifer Marre
                                   ---------------------------------------------
                                   Name:   Jennifer Marre
                                   Title:  Authorized Signatory

                              LEHMAN BROTHERS VENTURE ASSOCIATES INC.

                              By:  /s/ Jennifer Marre
                                   ---------------------------------------------
                                   Name:   Jennifer Marre
                                   Title:  Vice President and Secretary


                              LEHMAN BROTHERS VENTURE GP PARTNERSHIP, L.P.

                              By:  /s/ Jennifer Marre
                                   ---------------------------------------------
                                   Name:   Jennifer Marre
                                   Title:  Authorized Signatory

                              LEHMAN BROTHERS VENTURE PARTNERS, L.P.

                              By:  /s/ Jennifer Marre
                                   ---------------------------------------------
                                   Name:   Jennifer Marre
                                   Title:  Authorized Signatory

                              LEHMAN BROTHERS 1999 VENTURE GP PARTNERSHIP L.P.

                              By:  /s/ Jennifer Marre
                                   ---------------------------------------------
                                   Name:   Jennifer Marre
                                   Title:  Authorized Signatory

                              Page 20 of 31 Pages

                              LEHMAN BROTHERS VC PARTNERS L.P.

                              By:  /s/ Jennifer Marre
                                   ---------------------------------------------
                                   Name:   Jennifer Marre
                                   Title:  Authorized Signatory

                              LEHMAN BROTHERS MBG VENTURE CAPITAL PARTNERS 1998
                              (A) L.P.

                              By:  /s/ Jennifer Marre
                                   ---------------------------------------------
                                   Name:   Jennifer Marre
                                   Title:  Authorized Signatory

                              LEHMAN BROTHERS MBG VENTURE CAPITAL PARTNERS 1998
                              (B) L.P.

                              By:  /s/ Jennifer Marre
                                   ---------------------------------------------
                                   Name:   Jennifer Marre
                                   Title:  Authorized Signatory

                              LEHMAN BROTHERS MBG VENTURE CAPITAL PARTNERS 1998
                              (C) L.P.

                              By: /s/ Jennifer Marre
                                   ---------------------------------------------
                                   Name:   Jennifer Marre
                                   Title:  Authorized Signatory

                                                                      Appendix A

                         LEHMAN BROTHERS HOLDINGS INC.

                              BOARD OF DIRECTORS

NAME/TITLE                                   BUSINESS ADDRESS
----------                                   ----------------

MICHAEL L. AINSLIE                           Lehman Brothers Holdings Inc.
Private Investor and former                  3 World Financial Center
President and Chief Executive                New York, NY 10285
Officer of Sotheby's Holdings

JOHN F. AKERS                                Lehman Brothers Holdings Inc.
Retired Chairman of International            3 World Financial Center
Business Machines Corporation                New York, NY 10285

ROGER S. BERLIND                             Lehman Brothers Holdings Inc.
Theatrical Producer                          3 World Financial Center
                                             New York, NY 10285

THOMAS H. CRUIKSHANK                         Lehman Brothers Holdings Inc.
Retired Chairman and Chief Executive         3 World Financial Center
Officer of Halliburton Company               New York, NY 10285

RICHARD S. FULD, JR.                         Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer         3 World Financial Center
of Lehman Brothers Holdings Inc.             New York, NY 10285

HENRY KAUFMAN                                Lehman Brothers Holdings Inc.
President of Henry Kaufman                   3 World Financial Center
& Company, Inc.                              New York, NY 10285

JOHN D. MACOMBER                             Lehman Brothers Holdings Inc.
Principal of JDM Investment Group            3 World Financial Center
                                             New York, NY 10285

DINA MERRILL                                 Lehman Brothers Holdings Inc.
Director and Vice Chairman                   3 World Financial Center
of RKO Pictures, Inc. and Actress            New York, NY 10285

____
All above individuals are citizens of the United States.

                              Page 22 of 31 Pages

                         LEHMAN BROTHERS HOLDINGS INC.

                              EXECUTIVE OFFICERS
                              ------------------

NAME/TITLE                                   BUSINESS ADDRESS
----------                                   ----------------

RICHARD S. FULD, JR.                         Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer         3 World Financial Center
of Lehman Brothers Holdings Inc.             New York, NY 10285

DAVID GOLDFARB                               Lehman Brothers Holdings Inc.
Chief Financial Officer                      3 World Financial Center
                                             New York, NY 10285

JOSEPH M. GREGORY                            Lehman Brothers Holdings Inc.
Chief Administrative Officer                 3 World Financial Center
                                             New York, NY 10285

THOMAS A. RUSSO                              Lehman Brothers Holdings Inc.
Chief Legal Officer                          3 World Financial Center
                                             New York, NY 10285

____
All above individuals are citizens of the United States.

                              Page 23 of 31 Pages

                             LEHMAN BROTHERS INC.

                              BOARD OF DIRECTORS
                              ------------------

NAME/TITLE                                   BUSINESS ADDRESS
----------                                   ----------------

ROGER S. BERLIND                             Lehman Brothers Holdings Inc.
Theatrical Producer                          3 World Financial Center
                                             New York, NY 10285

HOWARD L. CLARK, JR.                         Lehman Brothers Holdings Inc.
Vice Chairman                                3 World Financial Center
                                             New York, NY 10285

FREDERICK FRANK                              Lehman Brothers Holdings Inc.
Vice Chairman                                3 World Financial Center
                                             New York, NY 10285

RICHARD S. FULD, JR.                         Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer         3 World Financial Center
of Lehman Brothers Holdings Inc.             New York, NY 10285

HARVEY M. KRUEGER                            Lehman Brothers Holdings Inc.
Vice Chairman                                3 World Financial Center
                                             New York, NY 10285

SHERMAN R. LEWIS, JR.                        Lehman Brothers Holdings Inc.
Vice Chairman                                3 World Financial Center
                                             New York, NY 10285

____
All above individuals are citizens of the United States.

                              Page 24 of 31 Pages

                             LEHMAN BROTHERS INC.

                              EXECUTIVE OFFICERS


NAME/TITLE                                   BUSINESS ADDRESS
----------                                   ----------------

JON BEYMAN                                   Lehman Brothers Holdings Inc.
Chief Information Officer                    3 World Financial Center
                                             New York, NY 10285

RICHARD S. FULD, JR.                         Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer         3 World Financial Center
of Lehman Brothers Holdings Inc.             New York, NY 10285

DAVID GOLGFARB                               Lehman Brothers Holdings Inc.
Chief Financial Officer                      3 World Financial Center
                                             New York, NY 10285

JOSEPH M. GREGORY                            Lehman Brothers Holdings Inc.
Chief Administrative Officer                 3 World Financial Center
                                             New York, NY 10285

THOMAS A. RUSSO                              Lehman Brothers Holdings Inc.
Chief Legal Officer                          3 World Financial Center
                                             New York, NY 10285

____
All above individuals are citizens of the United States.

                              Page 25 of 31 Pages

                                LB I GROUP INC.

                              BOARD OF DIRECTORS
                              ------------------

NAME                                         BUSINESS ADDRESS
----                                         ----------------

Rocco F. Andriola                            Lehman Brothers Holdings Inc.
                                             3 World Financial Center
                                             New York, NY 10285

David Goldfarb                               Lehman Brothers Holdings Inc.
                                             3 World Financial Center
                                             New York, NY 10285

Allan S. Kaplan                              Lehman Brothers Holdings Inc.
                                             3 World Financial Center
                                             New York, NY 10285

                              Page 26 of 31 Pages

                    LEHMAN BROTHERS VENTURE ASSOCIATES INC.

                              BOARD OF DIRECTORS
                              ------------------


NAME/TITLE                                   BUSINESS ADDRESS
----------                                   ----------------

Michael J. Odrich                            Lehman Brothers Holdings Inc.
                                             3 World Financial Center
                                             New York, NY 10285

Alan Washkowitz                              Lehman Brothers Holdings Inc.
                                             3 World Financial Center
                                             New York, NY 10285

____
Above individuals are citizens of the United States.

                              Page 27 of 31 Pages

                                                                      APPENDIX B


Lehman Brothers has been involved in a number of civil proceedings which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Each of these proceedings was settled by Lehman Brothers consenting to the entry of an order without admitting or denying the allegations in the complaint. All of such proceedings are reported and summarized in the Schedule D to Lehman Brother's Form BD filed with the Securities and Exchange Commission, which descriptions are hereby incorporated by reference.

                              Page 28 of 31 Pages